UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OCLARO, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)
67555N107
(CUSIP Number of Common Stock Underlying Class of Securities)

Kate Rundle, Esq.
Executive Vice President and General Counsel
Oclaro, Inc.
2584 Junction Avenue
San Jose, California 95134
Tel: (408) 383-1400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Steve Gillette, Esq.
Jones Day
1755 Embarcadero Road
Palo Alto, CA 94303
Tel: (650) 739-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,016,586	$112.53
*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 4,554,169 shares of the issuer’s common stock and have an aggregate value of $2,016,586 as of November 5, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $112.53	Filing party: Oclaro, Inc.
Form or Registration No.: Schedule TO, as amended	Date filed: November 2, 2009, as amended November 9, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Introductory Note
          This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Oclaro, Inc. (the “Company”) on November 2, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on November 9, 2009, pursuant to which the Company offered certain of its employees the opportunity to exchange some or all of their outstanding options to purchase the Company’s common stock for fewer replacement stock options (the “Exchange Offer”) on the terms and conditions set forth in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated November 2, 2009, filed as Exhibit (a)(1)(A) to the Schedule TO.
          Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the Exchange Offer.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented to add the following:
     (a) Material Terms.
          The Exchange Offer expired on December 2, 2009 at 5:00 p.m. Pacific Time. A total of 453 eligible employees participated in the Exchange Offer. Pursuant to the Exchange Offer, such employees tendered, and the Company accepted for cancellation, eligible stock options to purchase an aggregate of 3,882,715 shares of the Company’s common stock, representing approximately 85.3% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer. All tendered options were cancelled, and immediately thereafter, the Company granted replacement options to such employees to purchase an aggregate of 1,771,623 shares of the Company’s common stock in exchange for the cancellation of the tendered options. The exercise price per share of the replacement options granted in the Exchange Offer is $1.36, the closing price of the Company’s common stock as reported by The Nasdaq Global Market on December 2, 2009.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

Exhibit No.	Document

(a)(1)(M)	Form of Communication regarding the Results of the Stock Option Exchange Offer

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OCLARO, INC.

/s/ Jerry Turin Jerry Turin
Chief Financial Officer Date: December 3, 2009

INDEX OF EXHIBITS

Exhibit No.	Document

(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Stock Options, dated November 2, 2009

(a)(1)(B)*	Paper Election Form

(a)(1)(C)*	Form of Email Communication to Employees

(a)(1)(D)*	Form of E-mail to Employees with Login ID

(a)(1)(E)*	Screen Shots from Exchange Offer Website

(a)(1)(F)*	Form of Online Agreement to Terms of Election

(a)(1)(G)*	Form E-mail Confirming Declined Offer

(a)(1)(H)*	Form E-mail Confirming Accepted Offer

(a)(1)(I)*	Form of Reminder E-mail

(a)(1)(J)*	Presentation to Employees Regarding Employee Option Exchange Program

(a)(1)(K)	Annual Report on Form 10-K for the fiscal year ended June 27, 2009 (filed with the Securities and Exchange Commission on September 4, 2009 (File No. 000-30684), and incorporated herein by reference)

(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2009 (filed with the Securities and Exchange Commission on November 9, 2009 (File No. 000-30684), and incorporated herein by reference)

(a)(1)(M)	Form of Communication regarding the Results of the Stock Option Exchange Offer

(d)(1)	Amended and Restated 2004 Stock Incentive Plan (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2008 (File No. 000-30684), and incorporated herein by reference)

(d)(2)	U.K. Subplan to the Amended and Restated 2004 Stock Incentive Plan (previously filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 17, 2005 (File No. 000-30684), and incorporated herein by reference)

Exhibit No.	Document

(d)(3)	Avanex 1998 Stock Plan, as amended and restated (previously filed as Exhibit 10.2 of Avanex Corporation’s Annual Report on Form 10-K filed on September 5, 2008 (File No. 000-29175), and incorporated herein by reference)

(d)(4)	Bookham Technology Plc 1998 Employee Share Option Scheme, as amended (previously filed as Exhibit 4.20 of Bookham Technology Plc’s Annual Report on Form 20-F filed on April 8, 2004 (File No. 000-30684), and incorporated herein by reference)

(d)(5)	New Focus, Inc. 2000 Stock Plan, as amended (previously filed as Exhibit 4.1 of New Focus, Inc.’s Registration Statement on Form S-8 filed on April 26, 2002 (File No. 333-87054), and incorporated herein by reference)

(d)(6)	New Focus, Inc. 1999 Stock Plan (previously filed as Exhibit 4.6 of New Focus, Inc.’s Registration Statement on Form S-8 filed on May 18, 2000 (File No. 333-37280), and incorporated herein by reference)

(d)(7)	Holographix Inc. 2000 Stock Option Plan, as amended (previously filed as Exhibit 4.2 of Avanex Corporation’s Registration Statement on Form S-8 filed on August 3, 2000 (File No. 333-42952), and incorporated herein by reference)

(d)(8)*	Form of Oclaro, Inc. Nonstatutory Stock Option Agreement under Amended and Restated 2004 Stock Incentive Plan and Avanex 1998 Stock Plan for U.S. employees

(d)(9)*	Form of Oclaro, Inc. Nonstatutory Stock Option Agreement under Amended and Restated 2004 Stock Incentive Plan and Avanex 1998 Stock Plan for non-U.S. employees

*	Previously filed with the Schedule TO, as amended